TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY
440 Mamaroneck Avenue
Harrison, New York 10528

April 26, 2013

Board of Directors
Transamerica Financial Life Insurance Company
440 Mamaroneck Avenue
Harrison, New York 10528

RE:       TFLIC Series Life Account
TFLIC Financial Freedom Builder
Registration No. 333-38343

Directors:

This opinion is furnished in connection with the filing by Transamerica Financial Life Insurance Company (“Transamerica”) of Post-Effective Amendment No. 10 (the “Amendment”) to the Registration Statement on Form N-6 for the TFLIC Financial Freedom Builder, a flexible premium variable life insurance policy (the "Policy"). (This product is no longer available for new sales so Appendix B is no longer included in the prospectus.)

The form of the Policy was prepared under my direction, and I am familiar with the Registration Statement and Exhibits thereof.

In my opinion:

1)	any illustrations of death benefits, cash values, and net surrender values are consistent with the provisions of the Policy;
2)
the rate structure of the Policy has not been designed, and the assumptions for the illustrations (including sex, age, rating classification, and premium amount and payment schedule) have not been selected, so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for other prospective purchasers with different assumptions; and

3)	any illustrations represent a rating classification, premium payment amount, and issue age that were applicable the last year that the policy was sold.

I hereby consent to use of this opinion as an exhibit to the Amendment and to the reference to my name under the heading "Experts" in the Statement of Additional Information.

This document is intended exclusively for the purpose of documenting the above stated consents.  This document may not be appropriate for other purposes.

Very truly yours,

/s/ Lorne Schinbein
Lorne Schinbein
Vice President and Assistant Actuary